SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          KERZNER INTERNATIONAL LIMITED
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    P6065Y107
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                       (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 September 9, 2005
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P6065Y107                 13D                    Page 2 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Partners, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 837,509
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 837,509
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 837,509
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 2.3%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 3 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Partners II, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 54,268
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 54,268
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 54,268
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 0.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 4 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Long Alpha, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 73,880
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 73,880
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 73,880
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 0.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 5 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            Eminence Leveraged Long Alpha, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 41,180
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 41,180
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 41,180
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 0.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 6 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,090,167
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,090,167
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 1,090,167
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 3.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 7 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,857,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  1,857,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  1,857,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 5.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                   Page 8 of 20 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                600
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,857,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                600
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,857,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,857,600
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                5.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                   Page 9 of 20 Pages

Item 1.     Security and Issuer.

     This statement relates to the ordinary shares, par value $0.001 (the "Common Stock") of Kerzner International Limited (the "Company"). The Company's principal executive offices are located at Executive Offices, Coral Towers, Paradise Island, Bahamas.


Item 2.     Identity and Background.

     (a) This statement is filed by:

          (i) Eminence Partners, LP, a New York limited partnership ("Eminence I"), with respect to the shares of Common Stock directly owned by it;

         (ii) Eminence Partners II, LP, a New York limited partnership ("Eminence II")with respect to the shares of Common Stock directly owned by it;

        (iii) Eminence Long Alpha, LP, a Delaware limited partnership ("ELA"), with respect to the shares of Common Stock directly owned by it;

         (iv) Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together, with Eminence I, Eminence II, and ELA, the "Partnerships"), with respect to the shares of Common Stock directly owned by it;

          (v) Eminence GP, LLC, a New York limited liability company ("Eminence GP"), with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd., each Cayman Islands Companies to which Eminence GP serves as manager (the "Offshore Master Funds");

         (vi) Eminence Capital, LLC, a New York limited liability company (the "Investment Manager"), which serves as the investment manager to the Partnerships and investment manager to Eminence Fund, Ltd., a Cayman Islands company ("Eminence Offshore") and together with the Offshore Master Funds, (the "Offshore Funds"), with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Funds; and

         (vii) Ricky C. Sandler, with respect to the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other accounts.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     (c) The principal business of the Partnerships is serving as private investment limited partnerships. The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Offshore Master Funds. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

CUSIP No. P6065Y107                 13D                   Page 10 of 20 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Partnerships are limited partnerships organized under the laws of the States of New York and Delaware. Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and the certain other accounts is approximately $84,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. P6065Y107                 13D                   Page 11 of 20 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Eminence Partners, LP
            (a) Aggregate number of shares beneficially owned: 837,509
                Percentage: 2.3% The percentages used herein and in the rest of
                Item 5 are calculated based upon the 36,306,970 ordinary shares of Common Stock issued and outstanding as of June 30, 2005 as reflected on Bloomberg for the quarterly period ended
                June 30, 2005.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 837,509
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 837,509
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence I in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence I, has the power to direct the affairs of Eminence I, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP and in that capacity directs its operations.
            (e) Not applicable.

      B. Eminence Partners II, LP
            (a) Aggregate number of shares beneficially owned: 54,268
                Percentage: 0.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 54,268
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 54,268
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence II, has the power to direct the affairs of Eminence II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 12 of 20 Pages

      C. Eminence Long Alpha, LP
            (a) Aggregate number of shares beneficially owned: 73,880
                Percentage: 0.2%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 73,880
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 73,880
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by ELA in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule C and are incorporated by reference.
            (d) Eminence GP, the General Partner of ELA, has the power to direct the affairs of ELA, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

      D. Eminence Leveraged Long Alpha, LP
            (a) Aggregate number of shares beneficially owned: 41,180
                Percentage: 0.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 41,180
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 41,180
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by ELLA in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Eminence GP, the General Partner of ELLA, has the power to direct the affairs of ELLA, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

      E. Eminence GP, LLC
            (a) Aggregate number of shares beneficially owned: 1,090,167
                Percentage: 3.0%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 1,090,167
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 1,090,167
            (c) Eminence GP did not enter into any transactions in the Common
                Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Master Funds which were all in the open market, are set forth in Schedules A, B, C, D and E respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 13 of 20 Pages


      F. Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: 1,857,000
                Percentage: 5.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 1,857,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 1,857,000
            (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Funds, which were all in the open market, are set forth in Schedules A, B, C, D, E, and F, respectively, and are incorporated by reference.
            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
            (e) Not applicable.



      G. Ricky C. Sandler
            (a) Aggregate number of shares beneficially owned: 1,857,600
                Percentage: 5.1%
            (b) 1. Sole power to vote or direct vote: 600
                2. Shared power to vote or direct vote: 1,857,000
                3. Sole power to dispose or direct the disposition: 600
                4. Shared power to dispose or direct the disposition: 1,857,000
            (c) Mr. Sandler did not enter into any transactions in the Common
                Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Funds, which were all in the open market, are set forth in Schedules A, B, C, D, E, and F, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 14 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  September 20, 2005

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       and as
                                    Managing Member of
                                    Eminence GP, LLC, for itself and as
                                       General Partner of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP
                                       Eminence Long Alpha, LP and
                                       Eminence Leveraged Long Alpha, LP

CUSIP No. P6065Y107                 13D                   Page 15 of 20 Pages

                                   Schedule A

                              Eminence Partners, LP



                                                        Price Per Share
Date of                  Number of Shares           (including commissions,
Transaction              Purchased/(Sold)                  if any)

07/27/05                          4,990                      $59.85
07/28/05                         22,840                      $59.70
07/29/05                          4,550                      $59.78
08/12/05                          3,760                      $59.09
08/16/05                         14,790                      $58.82
08/17/05                         36,550                      $58.08
08/18/05                         13,540                      $58.35
08/22/05                         33,090                      $58.23
08/23/05                          8,160                      $58.37
08/24/05                          9,180                      $58.55
08/25/05                         56,540                      $58.55
08/26/05                          2,390                      $58.36
08/29/05                         15,880                      $57.77
08/30/05                         29,480                      $57.60
08/31/05                         11,370                      $57.10
09/01/05                         11,290                      $57.26
09/02/05                         28,680                      $57.20
09/06/05                         13,740                      $57.55
09/07/05                         47,630                      $58.40
09/08/05                         28,390                      $58.43
09/09/05                         16,350                      $58.54
09/19/05                         11,840                      $56.82


CUSIP No. P6065Y107                 13D                   Page 16 of 20 Pages

                                   Schedule B

                            Eminence Partners II, LP


                                                        Price Per Share
Date of                  Number of Shares           (including commissions,
Transaction              Purchased/(Sold)                  if any)
07/27/05                             330                     $ 59.85
07/28/05                           1,480                     $ 59.70
07/29/05                             300                     $ 59.78
08/12/05                             240                     $ 59.09
08/16/05                             950                     $ 58.81
08/17/05                           2,370                     $ 58.08
08/18/05                             880                     $ 58.35
08/22/05                           2,140                     $ 58.23
08/23/05                             520                     $ 58.37
08/24/05                             600                     $ 58.55
08/25/05                           3,660                     $ 58.55
08/26/05                             160                     $ 58.36
08/29/05                           1,030                     $ 57.77
08/30/05                           1,910                     $ 57.60
08/31/05                             740                     $ 57.10
09/01/05                             730                     $ 57.26
09/02/05                           1,870                     $ 57.20
09/06/05                             890                     $ 57.55
09/07/05                           3,080                     $ 58.40
09/08/05                           1,840                     $ 58.43
09/09/05                           1,060                     $ 58.54
09/19/05                             770                     $ 56.82



CUSIP No. P6065Y107                 13D                   Page 17 of 20 Pages

                                   Schedule C

                             Eminence Long Alpha, LP



                                                         Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)                if any)

07/27/05                              80                     $ 59.85
07/28/05                           1,900                     $ 59.70
07/29/05                             380                     $ 59.78
08/01/05                           1,800                     $ 60.55
08/15/05                           (200)                     $ 59.18
08/16/05                           1,220                     $ 58.81
08/17/05                           3,120                     $ 58.08
08/18/05                           1,190                     $ 58.35
08/22/05                           2,830                     $ 58.23
08/23/05                             700                     $ 58.37
08/24/05                             720                     $ 58.55
08/25/05                           4,830                     $ 58.55
08/26/05                             210                     $ 58.36
08/29/05                           1,350                     $ 57.77
08/30/05                           2,520                     $ 57.60
08/31/05                             960                     $ 57.10
09/01/05                           2,290                     $ 57.36
09/02/05                           2,510                     $ 57.20
09/06/05                           1,230                     $ 57.55
09/07/05                           4,290                     $ 58.40
09/08/05                           2,680                     $ 58.43
09/09/05                           1,430                     $ 58.54
09/15/05                             300                     $ 57.73
09/19/05                             950                     $ 56.82


CUSIP No. P6065Y107                 13D                   Page 18 of 20 Pages

                                   Schedule D

                        Eminence Leveraged Long Alpha, Ltd.


                                                         Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)                if any)


07/27/05                          20                         $ 59.85
07/28/05                       1,130                         $ 59.70
07/29/05                         230                         $ 59.78
08/12/05                         130                         $ 59.08
08/16/05                         690                         $ 58.81
08/17/05                       1,710                         $ 58.08
08/18/05                         720                         $ 58.35
08/22/05                       1,600                         $ 58.23
08/23/05                         400                         $ 58.37
08/24/05                         340                         $ 58.55
08/25/05                       2,740                         $ 58.55
08/26/05                         120                         $ 58.36
08/29/05                         760                         $ 57.77
08/30/05                       1,420                         $ 57.60
08/31/05                         530                         $ 57.10
09/01/05                         550                         $ 57.26
09/01/05                       (400)                         $ 57.03
09/02/05                       1,380                         $ 57.20
09/06/05                         680                         $ 57.55
09/07/05                       2,490                         $ 58.40
09/08/05                       1,640                         $ 58.43
09/09/05                         840                         $ 58.54
09/15/05                         300                         $ 57.73
09/19/05                         480                         $ 56.82



CUSIP No. P6065Y107                 13D                   Page 19 of 20 Pages

                                   Schedule E

                       Client:  Eminence Long Alpha Master, Ltd.



                                                         Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)                if any)

07/27/05                              20                     $ 59.85
07/28/05                             470                     $ 59.70
07/29/05                             100                     $ 59.78
08/01/05                           8,200                     $ 60.54
08/15/05                           (200)                     $ 59.18
08/16/05                             550                     $ 58.81
08/17/05                           1,410                     $ 58.08
08/18/05                             540                     $ 58.35
08/22/05                           1,270                     $ 58.23
08/23/05                             310                     $ 58.37
08/24/05                             320                     $ 58.54
08/25/05                           2,160                     $ 58.55
08/26/05                              90                     $ 58.36
08/29/05                             600                     $ 57.77
08/30/05                           1,130                     $ 57.60
08/31/05                             430                     $ 57.10
09/01/05                           4,090                     $ 57.38
09/02/05                           1,250                     $ 57.20
09/06/05                             610                     $ 57.55
09/07/05                           2,130                     $ 58.40
09/08/05                           1,330                     $ 58.43
09/09/05                             720                     $ 58.54
09/15/05                             200                     $ 57.73
09/19/05                             440                     $ 56.82






                Client: Eminence Leveraged Long Alpha Master, Ltd



                                                         Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)                if any)

07/28/05                           1,250                     $ 59.70
07/29/05                             250                     $ 59.78
08/01/05                           (100)                     $ 59.74
08/12/05                             240                     $ 59.09
08/16/05                             770                     $ 58.82
08/17/05                           1,860                     $ 58.08
08/18/05                             800                     $ 58.35
08/22/05                           1,760                     $ 58.23
08/23/05                             440                     $ 58.37
08/24/05                             420                     $ 58.55
08/25/05                           3,010                     $ 58.55
08/26/05                             130                     $ 58.35
08/29/05                             840                     $ 57.77
08/30/05                           1,550                     $ 57.60
08/31/05                             580                     $ 57.10
09/01/05                           1,110                     $ 57.34
09/02/05                           1,560                     $ 57.20
09/06/05                             770                     $ 57.55
09/07/05                           2,800                     $ 58.40
09/08/05                           1,850                     $ 58.43
09/09/05                             940                     $ 58.54
09/15/05                             300                     $ 57.73
09/19/05                             570                     $ 56.82



CUSIP No. P6065Y107                 13D                   Page 20 of 20 Pages

                                   Schedule F

                            Client: Eminence Offshore




                                               Price Per Share
Date of          Number of Shares         (including commissions,
Transaction      Purchased/(Sold)                if any)

07/27/05              4,560                     $ 59.85
07/28/05             20,930                     $ 59.70
07/29/05              4,190                     $ 59.78
08/12/05              3,130                     $ 59.09
08/16/05             13,530                     $ 58.82
08/17/05             33,480                     $ 58.08
08/18/05             12,330                     $ 58.35
08/22/05             30,310                     $ 58.23
08/23/05              7,470                     $ 58.37
08/24/05              8,420                     $ 58.55
08/25/05             51,760                     $ 58.55
08/26/05              2,200                     $ 58.36
08/29/05             14,540                     $ 57.77
08/30/05             26,990                     $ 57.60
08/31/05             10,390                     $ 57.10
09/01/05             10,340                     $ 57.26
09/02/05             26,250                     $ 57.20
09/06/05             12,580                     $ 57.55
09/07/05             43,580                     $ 58.40
09/08/05             25,970                     $ 58.43
09/09/05             14,960                     $ 58.54
09/19/05             10,850                     $ 56.82

